Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Volterra Semiconductor Corporation:

We consent to the use of our report dated March 3, 2010, with respect to the consolidated balance sheets of Volterra Semiconductor Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference.

As described in note 10 to the consolidated financial statements, effective January 1, 2007, Volterra Semiconductor Corporation adopted new accounting requirements issued by the Emerging Issues Task Force to account for its employee sabbatical leave program.

/s/ KPMG LLP

Mountain View, California
March 4, 2010